SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated December 23, 2014 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated December 23, 2014. The Company reported that its Board of Directors has called an Extraordinary Shareholders's Meeting to be held on February 5, 2015, at 13:00hs outside the registered office, at Bolívar 108, Floor 1º, City of Buenos Aires, to discuss the following agenda:

1.	Appointment of two shareholders to sign the minutes of the Shareholders' Meeting.
2.	Consideration of the amendment to Section One of the by-laws.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires, from 10 to 18 hs., until January 30, 2015. A certificate of admission to the Shareholders’ Meeting will be supplied. The Shareholders’ Meeting will be extraordinary, requiring a quorum of 60%. Eduardo Sergio Elsztain, Chairman appointed according to minutes of Shareholders’ Meeting dated 10.31.2012 and Board of Directors’ Meeting of allocation of duties dated 11.01.2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
December 23, 2014
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets